UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Cavalier Homes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

149507105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON LEGACY HOUSING, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON GPLH, LC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON SHIPLEY BROTHERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 637,392
	8	SHARED VOTING POWER 155,000
	9	SOLE DISPOSITIVE POWER 637,392
	10	SHARED DISPOSITIVE POWER 155,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON K-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 792,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 792,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON D-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 792,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 792,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON B-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 792,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 792,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON FEDERAL INVESTORS SERVICING, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 133,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON FEDERAL INVESTORS MANAGEMENT, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 133,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 133,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON KENNETH E. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON CURTIS D. HODGSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,000
	8	SHARED VOTING POWER 155,000
	9	SOLE DISPOSITIVE POWER 765,000
	10	SHARED DISPOSITIVE POWER 155,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON DOUGLAS M. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 792,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 792,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON BILLY G. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 792,392
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 792,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,392[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON MICHAEL R. O’CONNOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1  See Item 5.

CUSIP NO. 149507105

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 17, 2009, the Reporting Persons filed preliminary proxy materials in connection with the nomination of Curtis D. Hodgson, Kenneth E. Shipley and Michael R. O’Connor (each a “Nominee” and collectively, the “Nominees”) for election to the Board of Directors of the Issuer (the “CAV Board”) at the Issuer’s 2009 annual meeting of stockholders (the “2009 Meeting”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 17,598,380 shares of Common Stock outstanding, as of February 13, 2009, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 20, 2009.

(a, b)	As of the date hereof, Legacy beneficially owns 155,000 shares of Common Stock, constituting approximately 0.9% of the Issuer’s outstanding shares of Common Stock.

Legacy has the sole power to vote and dispose of the 155,000 shares of Common Stock it holds.

In addition, Legacy, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Legacy specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Shipley LTD beneficially owns 637,932 shares of Common Stock.  As the manager of GPLH, Shipley LTD may also be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting (together with the shares of Common Stock owned directly by Shipley LTD) an aggregate of 792,392 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

Shipley LTD has the sole power to vote and dispose of the 637,392 shares of Common Stock it holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, Shipley LTD, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Shipley LTD specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

CUSIP NO. 149507105

(a, b)	As of the date hereof, Federal Servicing beneficially owns 133,000 shares of Common Stock, constituting approximately 0.8% of the Issuer’s outstanding shares of Common Stock.

Federal Servicing has the sole power to vote and dispose of the 133,000 shares of Common Stock it holds.

In addition, Federal Servicing, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Federal Servicing specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Curtis D. Hodgson beneficially owns 765,000 shares of Common Stock.  As a manager of GPLH, Curtis D. Hodgson may also be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting (together with the shares of Common Stock owned directly by Curtis D. Hodgson) an aggregate of 920,000 shares of Common Stock or approximately 5.2% of the Issuer’s outstanding shares of Common Stock.

Curtis D. Hodgson has the sole power to vote and dispose of the 765,000 shares of Common Stock he holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, Curtis D. Hodgson, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Curtis D. Hodgson specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, GPLH, as the general partner of Legacy, may be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting approximately 0.9% of the Issuer’s outstanding shares of Common Stock.

GPLH, as the general partner of Legacy, has the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, GPLH, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  GPLH specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, may each be deemed to beneficially own the 637,392 Shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy, constituting an aggregate of 792,392 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

CUSIP NO. 149507105

K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, have the shared power to vote and dispose of the 637,392 shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy.

In addition, each of K-Shipley, D-Shipley and B-Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Each of K-Shipley, D-Shipley and B-Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Federal Management, as the general partner of Federal Servicing, may be deemed to beneficially own the 133,000 shares of Common Stock held by Federal Servicing, constituting approximately 0.8% of the Issuer’s outstanding shares of Common Stock.

Federal Management, as the general partner of Federal Servicing, has the shared power to vote and dispose of the 133,000 shares of Common Stock held by Federal Servicing.

In addition, Federal Management, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Federal Management specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Kenneth E. Shipley, as the manager of Federal Management, manager of GPLH and sole member and manager of K-Shipley, may be deemed to beneficially own the 155,000, 637,392 and 133,000 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing, respectively, constituting an aggregate of 925,392 shares of Common Stock or approximately 5.3% of the Issuer’s outstanding shares of Common Stock.

Kenneth E. Shipley, as the manager of Federal Management, manager of GPLH and sole member and manager of K-Shipley, has the shared power to vote and dispose of the 925,392 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing.

In addition, Kenneth E. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Kenneth E. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, Douglas M. Shipley, as the sole member and manager of D-Shipley, may be deemed to beneficially own the 155,000 and 637,392 shares of Common Stock held by Legacy and Shipley LTD, respectively, constituting an aggregate of 792,392 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

CUSIP NO. 149507105

Douglas M. Shipley, as the sole member and manager of D-Shipley, has the shared power to vote and dispose of the 792,392 shares of Common Stock held by Shipley LTD and Legacy.

In addition, Douglas M. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Douglas M. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, Billy G. Shipley, as the sole member and manager of B-Shipley, may be deemed to beneficially own the 155,000 and 637,392 shares of Common Stock held by Legacy and Shipley LTD, respectively, constituting an aggregate of 792,392 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

Billy G. Shipley, as the sole member and manager of B-Shipley, has the shared power to vote and dispose of the 792,392 shares of Common Stock held by Shipley LTD and Legacy.

In addition, Billy G. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Billy G. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)	As of the date hereof, Michael R. O’Connor beneficially owns 300 shares of Common Stock, which represent less than 0.1% of the Issuer’s outstanding shares of Common Stock.

Michael R. O’Connor has the sole power to vote and dispose of the 300 shares of Common Stock he holds.

In addition, Michael R. O’Connor, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Michael R. O’Connor specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(c)	None of the Reporting Persons has entered into transactions in the Issuer’s securities since the filing of Amendment No. 1 to the Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 149507105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2009, Legacy, Shipley LTD, Federal Servicing, Curtis D. Hodgson, GPLH, K-Shipley, D-Shipley, B-Shipley, Federal Management, Kenneth E. Shipley, Douglas M. Shipley, Billy G. Shipley and Michael R. O’Connor (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) designated by the Group, to the CAV Board at the 2009 Meeting (the “Solicitation”), and (c) the parties agreed to share all expenses on a pro rata basis, based on the number of shares of Common Stock in the aggregate beneficially owned by each party on the date thereof, incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Legacy Housing, LTD., GPLH, LC, Shipley Brothers, LTD., K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investor Servicing, LTD., Federal Investors Management, L.C., Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, Billy G. Shipley and Michael R. O’Connor, dated March 19, 2009.

CUSIP NO. 149507105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2009

LEGACY HOUSING, LTD.

By:	GPLH, LC, its general partner

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

GPLH, LC

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

SHIPLEY BROTHERS, LTD.

By:	K-Shipley, LLC, its general partner

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

K-SHIPLEY, LLC

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

D-SHIPLEY, LLC

By:	/s/ Douglas M. Shipley
	Name:	Douglas M. Shipley
	Title:	President

B-SHIPLEY, LLC

By:	/s/ Billy G. Shipley
	Name:	Billy G. Shipley
	Title:	President

CUSIP NO. 149507105

FEDERAL INVESTORS SERVICING, LTD.

By:	Federal Investors Management, L.C.

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

FEDERAL INVESTORS MANAGEMENT, L.C.

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	Manager

/s/ Kenneth E. Shipley
KENNETH E. SHIPLEY

/s/Curtis D. Hodgson
CURTIS D. HODGSON

/s/ Douglas M. Shipley
DOUGLAS M. SHIPLEY

/s/ Billy G. Shipley
BILLY G. SHIPLEY

/s/ Michael R. O’Connor
MICHAEL R. O’CONNOR